SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss.240.13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO ss.240.13d-2(a)

                               (Amendment No. 1 )*

                                 NitroMed, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654798503
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 RAYMOND DEBBANE
                     c/o INVUS PUBLIC EQUITIES ADVISORS, LLC
                              135 East 57th Street
                                   30th Floor
                            New York, New York 10022
                                 (212) 317-7520
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D for NitroMed, Inc., a Delaware corporation ("NitroMed" or "the Issuer"), amends a statement on Schedule 13D originally dated as of May 26, 2006, with respect to shares of NitroMed Common Stock, par value $0.01 per share, beneficially owned by Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, and Raymond Debbane, a citizen of Panama (collectively, the "Reporting Persons").

This Amendment is filed to amend items 4, 6 and 7 of the statement on Schedule 13D as previously filed, by the addition of the following:

ITEM 4. PURPOSE OF TRANSACTION.

On October 22, 2008, NitroMed and JHP Pharmaceuticals, LLC, a privately held specialty pharmaceutical company ("JHP"), entered into a Purchase and Sale Agreement ("the Asset Sale Agreement") pursuant to which NitroMed has agreed to sell to JHP substantially all of the assets related to NitroMed's BiDil drug business (the "Asset Sale"). The Reporting Persons support such transaction.

Under the terms of the Asset Sale Agreement, NitroMed will sell to JHP NitroMed's BiDil drug business, intellectual property rights, trade names, certain assumed contracts, inventory, receivables and tangible personal property and JHP will assume from NitroMed specified liabilities relating to the BiDil drug business. NitroMed will retain its cash and cash equivalents and will also retain all assets associated with its nitric oxide enhancing technologies. Subject to certain adjustments, JHP will pay NitroMed a total purchase price of $24.5 million for its assets, subject to adjustments set forth in the Asset Sale Agreement. NitroMed and JHP currently expect to complete the Asset Sale in early 2009, subject to the satisfaction or waiver of certain customary conditions, and the absence of materially adverse changes to the business, all as set forth in the Asset Sale Agreement. The foregoing summary of the terms of the Asset Sale Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit 10.1 to the Issuer's Form 8-K filed as of October 22, 2008, and is incorporated herein by reference.

Christopher J. Sobecki, a Vice President of Invus Public Equities Advisors, LLC, serves on the Issuer's board of directors. The Issuer's board of directors has unanimously approved the Asset Sale and the Asset Sale Agreement, and has adopted resolutions recommending the requisite stockholder approval for consummation of the Asset Sale.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 22, 2008, in connection with the execution of the Asset Sale Agreement, NitroMed and JHP entered into a stockholder Voting Agreement (the "Voting Agreement") with certain shareholders of NitroMed, including certain of the Reporting Persons, which collectively own or control in the aggregate approximately 28% of NitroMed's Common Stock. Pursuant to the Voting Agreement, each of such shareholders, among other matters, (1) agreed to vote its shares of NitroMed Common Stock in favor of approval of the transactions contemplated under the Asset Sale Agreement and against the approval or adoption of any alternative transactions, (2) granted to JHP a proxy to vote its shares of NitroMed Common Stock in favor of approval of the transactions contemplated under the Asset Sale Agreement, (3) agreed not to transfer its shares of NitroMed Common Stock prior to the expiration of the Voting Agreement, and (4) agreed not to solicit proposals relating to alternative transactions or enter into discussions or provide confidential information in connection with proposals for alternative transactions. The Voting Agreement is included as Exhibit B filed with this Amendment No. 1 and is incorporated herein by reference. The foregoing summary of the terms of the Voting Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit B to this Amendment No. 1 to Schedule 13D, and is incorporated herein by reference.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement, dated as of October 22, 2008
Exhibit B - Voting Agreement, dated as of October 22, 2008

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 10, 2008               INVUS PUBLIC EQUITIES, L.P.

                                       By:  Invus Public Equities Advisors, LLC,
                                              as General Partner

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       INVUS PUBLIC EQUITIES ADVISORS, LLC

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       ULYS, L.L.C.

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       RAYMOND DEBBANE

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      JOINT FILING AGREEMENT, dated as of October 22, 2008, among INVUS PUBLIC EQUITIES, L.P., INVUS PUBLIC EQUITIES ADVISORS, LLC, ULYS, L.L.C., and RAYMOND DEBBANE (collectively, the "Joint Filers").

      WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

      1. The Amendment No. 1 to Schedule 13D filed with respect to the Common Stock, par value $.01 per share, of NitroMed, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

      2. Each of the Joint Filers on whose behalf such Amendment No. 1 to
Schedule 13D is filed is responsible for the timely filing of Schedule 13D, this Amendment No. 1 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.


INVUS PUBLIC EQUITIES, L.P.

By:  Invus Public Equities Advisors, LLC
     As General Partner

By:  /s/ Raymond Debbane
     -----------------------------------
     Raymond Debbane, President


INVUS PUBLIC EQUITIES ADVISORS, LLC

By:  /s/ Raymond Debbane
     -----------------------------------
     Raymond Debbane, President


ULYS, LLC

By:  /s/ Raymond Debbane
     -----------------------------------
     Raymond Debbane, President


RAYMOND DEBBANE

By:  /s/ Raymond Debbane
     -----------------------------------
     Raymond Debbane

                                    EXHIBIT B

                                VOTING AGREEMENT

      This VOTING AGREEMENT (this "Agreement") is entered into as of October 22, 2008, by and among NitroMed, Inc., a Delaware corporation ("Seller"), and HealthCare Ventures VI, L.P., HealthCare Ventures V, L.P., Rho Ventures IV (QP), L.P., Rho Ventures IV, L.P., Rho Ventures IV GmbH & Co., Rho Management Trust II, Invus Public Equities, L.P. (each a "Stockholder" and collectively, the "Stockholders") and JHP Pharmaceuticals, LLC, a Delaware limited liability company ("Buyer").

                                  INTRODUCTION

      A. Concurrently with the execution and delivery of this Agreement, Seller and Buyer are entering into a Purchase and Sale Agreement (the "Purchase Agreement") pursuant to which, among other things, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller's right, title and interest in and to all of the Acquired Assets, free and clear of any and all Security Interests, and Buyer shall assume from Seller and be responsible for the Assumed Liabilities. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

      B. As of the date hereof, each Stockholder is the record and beneficial owner of that number of shares of common stock of Seller, $0.01 par value per share ("Common Stock"), or any other shares of capital stock of Seller, or any other securities exercisable or exchangeable for, or convertible into, capital stock of Seller, or other right to acquire any securities of Seller, in each case as set forth opposite such Stockholder's name on Schedule I attached hereto (such shares of Common Stock and such other securities collectively referred to as the "Existing Securities," and together with all additional securities of Seller, including all additional shares of capital stock of Seller, or any other securities exercisable or exchangeable for, or convertible into, capital stock of Seller, or other right to acquire any securities of Seller, which such Stockholder acquires beneficial ownership of after the date hereof, collectively referred to as "Seller Securities"). For purposes hereof, the term "beneficial owner," "beneficial ownership" or "beneficially own" with respect to Seller Securities has the meaning determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      C. As a condition to, and in reliance upon, entering into the Purchase Agreement, Buyer has required each Stockholder to agree, and each Stockholder has agreed, to enter into this Agreement.

      NOW, THEREFORE, in consideration of the preliminary statements above and of the mutual agreements, covenants, representations, and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

                                    ARTICLE I
                                 VOTING MATTERS

      Section 1.1 Agreement to Vote. Each Stockholder severally with respect to itself covenants and agrees that, at any meeting of the stockholders of Seller (including the Seller Stockholders' Meeting) however called, or any adjournment or postponement thereof, such Stockholder shall (i) appear, in person or by proxy, or otherwise cause such Stockholder's Seller Securities to be duly counted as present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted), in person or by proxy, or, in case of stockholders' action taken by written consent, deliver (or cause to be delivered) a written consent covering all of the Seller Securities beneficially owned by such Stockholder as of the applicable record date (i) in favor of the Voting Proposal and (ii) against any Acquisition Proposal. Any such vote shall be cast or written consent shall be given by such Stockholder in accordance with such procedures relating thereto.

      Section 1.2 Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Buyer as its proxy and attorney-in-fact to vote all Seller Securities solely on the matters described in Section 1.1 (the "Proxy"). Each Stockholder hereby acknowledges and agrees that the Proxy (i) is given in connection with the execution of the Purchase Agreement, (ii) is given to secure the performance of such Stockholders obligations hereunder, and (iii) is coupled with an interest (for purposes of the Delaware General Corporation Law and otherwise) and may under no circumstances be revoked. The Proxy shall automatically terminate without any further action of the parties upon the valid termination of this Agreement.

      Section 1.3 Further Assurances. From time to time, at Buyer's request and without further consideration, each Stockholder, at such Stockholder's own expense, agrees to execute and deliver any other agreement, form or document and take all such further actions as may be reasonably necessary to carry out and give effect to the provisions of this Agreement, including the grant of the Proxy.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

      Section 2.1 Stockholder Representations and Warranties. Each Stockholder severally with respect to itself hereby represents and warrants to Buyer as follows:

            (a) Such Stockholder is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction under which it was organized. Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement has been duly and validly authorized by the governing body, if any, of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize or consummate this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder, and (assuming the due authorization, execution and delivery hereof by the other parties) constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and of general principles of equity.

            (b) The execution, delivery and performance by such Stockholder of this Agreement does not and will not contravene, require any consent or approval under, conflict with, constitute a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration, loss of a material benefit under or result in the creation or imposition of any lien upon any of Seller Securities or other assets or properties of such Stockholder under, any of the terms, conditions or provisions of (i) the organizational documents, if any, of such Stockholder, (ii) any Laws binding upon or applicable to such Stockholder or by which any of its assets or properties is bound or (iii) any material contract to which such Stockholder is a party or by which any of its assets or properties is bound.

            (c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization, or filing with or notification to, any government entity by such Stockholder, except as may be required under the Exchange Act.

            (d) Such Stockholder (i) is the record and beneficial owner of Seller Securities adjacent to such Stockholder's name on Schedule I, (ii) has good, valid and marketable title to such Seller Securities free and clear of any liens, encumbrances, restrictions or claims of any kind (except as provided by this Agreement) (iii) has sole voting and dispositive power over such Seller Securities, and (iv) as of the date hereof, is not directly or indirectly the record or beneficial owner of any other securities of Seller, including all additional shares of capital stock of Seller, or any other securities exercisable or exchangeable for, or convertible into, capital stock of Seller, or other right to acquire any securities of Seller, other than Seller Securities adjacent to such Stockholder's name on Schedule I.

            (e) None of the Seller Securities adjacent to such Stockholder's name on Schedule I is subject to any voting trust or other Contract with respect to the voting thereof, and no proxy, power-of-attorney or other authorization has been granted with respect to such Seller Securities (except as provided by this Agreement).

            (f) Such Stockholder understands and acknowledges that Buyer is entering into the Purchase Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

                                   ARTICLE III
                                OTHER AGREEMENTS

      Section 3.1 Limitation on Transfer; Stop Transfer Order. Each Stockholder severally with respect to itself agrees, either directly or indirectly, (i) not to sell, assign, pledge, encumber, transfer or otherwise dispose of any Seller Securities or any interest therein, (ii) not to subject any Seller Securities to any voting trust or other Contract with respect to the voting thereof, or grant any proxy, power-of-attorney or other authorization with respect to any Seller Securities or not to enter into any voting or similar agreement or arrangement with respect to any Seller Securities (except as provided by this Agreement), and (iii) not to otherwise knowingly take, or knowingly permit to occur, any other action with respect to any Seller Securities that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

      Section 3.2 Additional Shares. Each Stockholder severally with respect to itself agrees (i) to promptly notify Buyer of the number of any additional Seller Securities acquired by such Stockholder, if any, after the date hereof and (ii) that any such additional Seller Securities shall be subject to the terms of this Agreement as though beneficially owned by the Stockholder on the date hereof.

      Section 3.3 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock or any other securities of Seller by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange or the like, the term "Seller Securities" shall be deemed to refer to and include such shares as well as any and all securities into which or for which any or all of such shares may be changed or exchanged or which are issued or received in such transaction.

      Section 3.4 Acquisition Proposals. Except as otherwise provided in Section
4.4 of the Purchase Agreement, each Stockholder, severally, with respect to itself, agrees not to, and such Stockholder shall cause its Representatives not to: (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non public information for the purpose of encouraging or facilitating, any Acquisition Proposal, or (iii) enter into any agreement or agreement in principle with any Person that has made an Acquisition Proposal or such a proposal, inquiry or request or with any of such Person's Affiliates or subsidiaries or any of its or their Representatives.

      Section 3.5 No Other Relationships. Each Stockholder hereby represents to Buyer that, other than the beneficial ownership of Seller Securities, such Stockholder has no other arrangement or agreement, whether written or otherwise, with Seller which would prohibit, restrict or otherwise impair, or is reasonably expected to prohibit, restrict or otherwise impair, the ability of Seller or any stockholder of Seller, including such Stockholder, to perform the obligations of such person hereunder or the Seller under the Purchase Agreement.

      Section 3.6 Fiduciary Duties. Each Stockholder is signing this Agreement solely in such Stockholder's capacity as a beneficial owner of the Stockholder's Seller Securities, and, to the extent that such Stockholder (or an officer or director of such Stockholder) is a director or officer of Seller, nothing herein shall prohibit, prevent or preclude such officer or director of Stockholder from taking or not taking any action in his or her capacity as an officer or director of Seller, to the extent permitted by the Purchase Agreement.

                                   ARTICLE IV
                                     GENERAL

      Section 4.1 Termination. This Agreement shall terminate automatically upon the earliest of (i) the Closing, (ii) the valid termination of the Purchase Agreement and payment and satisfaction by Seller of all obligations to Buyer, if any, under Article VIII of the Purchase Agreement or (iii) February 16, 2009. The termination of this Agreement shall not affect or limit the liability of each Stockholder for any breach or default prior to the termination of this Agreement.

      Section 4.2 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Buyer and its successors and permitted assigns, and no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      Section 4.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

      If to Buyer:                        Copy to:

      JHP Pharmaceuticals, LLC            Blank Rome LLP
      19 Fox Hedge Road                   One Logan Square
      Saddle River, NJ 07458              Philadelphia, PA 19103
      Telecopy: 973-658-3580              Telecopy: 215-832-5404
      Attention: Peter Jenkins, CEO       Attention: James R. Staiger, Esq.

      If to Seller:                       Copy to

      NitroMed, Inc.                      WilmerHale
      45 Hayden Avenue, Suite 300         60 State Street
      Lexington, MA 02421                 Boston, MA 02109
      Telecopy: 781-274-8080              Telecopy: 617-526-5000
      Attention: Ken Bate, CEO            Attention: Steven D. Singer, Esq.

If to the Stockholders, to such address as is set forth on Schedule I, or such other address or facsimile number as a party may hereafter specify for the purpose by notice to the other parties hereto. Each notice, request or other communication shall be effective only if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first business day following the date of dispatch if delivered by a recognized next day courier service or on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

      Section 4.4 Fees and Expenses. Except as otherwise specifically provided herein and subject to the Purchase Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      Section 4.5 Amendments. This Agreement may not be amended or modified other than by an instrument in writing signed by Seller, each Stockholder, and Buyer.

      Section 4.6 Successors and Assigns. The provisions of this Agreement shall be binding upon the parties hereto, inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Any purported assignment in violation hereof shall be null and void.

      Section 4.7 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

      Section 4.8 Governing Law. This Agreement shall be construed in accordance with and governed by the internal Laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, notwithstanding any conflict of laws provisions to the contrary.

      Section 4.9 Enforcement of Agreement. The parties acknowledge and agree that each other party could be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms. Accordingly, each of the parties agrees that, (i) it will waive, in any action for specific performance, the defense of adequacy of a remedy at Law, and (ii) in addition to any other right or remedy to which the parties may be entitled, at Law or in equity, the parties will be entitled to seek to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

      Section 4.10 Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the United States District Court for the District of Delaware, and each of the parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding that is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 4.3 shall be deemed effective service of process.

      Section 4.11 Entire Agreement. This Agreement, together with Schedule I attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

      Section 4.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

      Section 4.13 Headings; Construction. The section and article headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement the word "including" shall mean "including without limitation," whether or not expressed and any reference herein to a section or schedule refers to a section or schedule to this Agreement, unless otherwise stated.

                                    * * * * *

            [The remainder of this page is intentionally left blank.]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

      SELLER:                         NITROMED, INC.

                                      By:  /s/ KENNETH M. BATE
                                           ------------------------------------
                                      Name: Kenneth M. Bate
                                      Title: President, Chief Executive Officer
                                      and Interim Chief Financial Officer

      STOCKHOLDERS:                   HEALTHCARE VENTURES

                                      By:  /s/ JEFFREY STEINBERG
                                           ------------------------------------
                                           Jeffrey Steinberg
                                           Administrative Partner of
                                           HealthCare Partners V, L.P.
                                           The General Partner of
                                           HealthCare Ventures V, L.P.

                                      By:  /s/ JEFFREY STEINBERG
                                           ------------------------------------
                                           Jeffrey Steinberg
                                           Administrative Partner of
                                           HealthCare Partners VI, L.P.
                                           The General Partner of
                                           HealthCare Ventures VI, L.P.

                                      RHO VENTURES IV (QP), L.P

                                      By:  Rho Management Ventures IV, L.L.C
                                      General Partner

                                      By:  /s/ JEFFREY I. MARTIN
                                           ------------------------------------
                                      Name: Jeffrey I. Martin
                                      Title: Attorney-In-Fact

                                      RHO VENTURES IV, L.P.

                                      By:  Rho Management Ventures IV, L.L.C.
                                      General Partner

                                      By:  /s/ JEFFREY I. MARTIN
                                           ------------------------------------
                                      Name: Jeffrey I. Martin
                                      Title: Attorney-In-Fact

                                      RHO VENTURES IV GmbH & Co. Beteiligungs KG

                                      By:  Rho Capital Partners Verwaltungs GmbH
                                      General Partner

                                      By:  /s/ JEFFREY I. MARTIN
                                           ------------------------------------
                                      Name: Jeffrey I. Martin
                                      Title: Attorney-In-Fact

                                      RHO MANAGEMENT TRUST II

                                      By:  Rho Capital Partners Inc.
                                      As Investment Advisor

                                      By:  /s/ JEFFREY I. MARTIN
                                           ------------------------------------
                                      Name: Jeffrey I. Martin
                                      Title: Attorney-In-Fact

                                      INVUS PUBLIC EQUITIES, L.P.

                                      By:  /s/ RAYMOND DEBBANE
                                           ------------------------------------
                                      Name: Raymond Debbane
                                      Title: President, Invus Public Equities
                                      Advisors, LLC, The General Partner
                                      of Invus Public Equities, L.P.

      BUYER

                                      JHP PHARMACEUTICALS., LLC

                                      By:  /s/ PETER JENKINS
                                           ------------------------------------
                                      Name: Peter Jenkins
                                      Title: CEO

                       SIGNATURE PAGE TO VOTING AGREEMENT